VF 9-1-05 ⊄R


SEC MAIL PROCESSING
RECEIVED
AUG 29 2005
WASH, D.C. 192 SECTION





05043209

SECURITIES W

ANNUA

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FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sutter Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 California Street, Suite 3330
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Berit Muh, CEO 415-352-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer LLP
(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 1300 (Address), San Francisco (City) CA (State) 94108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 02 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/1/05

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Berit Muh, ~~(swear or)~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sutter Securities Incorporated, as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



ELLEN F. MILLER
COMM. #1549670
NOTARY PUBLIC • CALIFORNIA
SAN FRANCISCO COUNTY
Comm. Exp. FEB. 3, 2009
MGC1
MGC1

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUTTER SECURITIES INCORPORATED

TABLE OF CONTENTS

BPM®

BURR, PILGER & MAYER LLP
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Sutter Securities Incorporated:

We have audited the accompanying statement of consolidated financial condition of Sutter Securities Incorporated (the Company) as of June 30, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Burr, Pilger & Mayer, LLP

San Francisco, California
August 23, 2005

600 CALIFORNIA STREET, SUITE 1300 ■ SAN FRANCISCO, CA 94108 ■ TEL: 415 421-5757 ■ FAX: 415 288-6288 ■ WWW.BPMLLP.COM

MEMBER OF CPA ASSOCIATES INTERNATIONAL, INC.

Sutter Securities Incorporated

Consolidated Statement of Financial Condition

June 30, 2005

Assets

Cash and cash equivalents	$ 686,363
Receivables from clearing brokers and dealers	441,714
Accounts receivable	438,181
Prepaid expenses	66,519
Deferred tax assets	4,000
Investment–available for sale	98,372
Income tax receivable	43,864
Furniture and equipment, net of accumulated depreciation	3,573
Total assets	$ 1,782,586

Liabilities and Shareholders' Equity

Liabilities–accounts payable and accrued expenses	$ 585,720
Total liabilities	585,720
Shareholders' equity:	
Common stock, no par value; 200,000 authorized; 140,888 issued and outstanding	282,722
Retained earnings	906,622
Accumulated other comprehensive gain	7,522
Total shareholders' equity	1,196,866
Total liabilities and shareholders' equity	$ 1,782,586

The accompanying notes are an integral part of these financial statements.

---

1. Organization

Sutter Securities Incorporated (the Company), a California corporation, was incorporated on July 22, 1992 and commenced operations on December 8, 1992. The Company is a registered broker/dealer that serves as underwriter and financial advisor to state and local governments and agencies, specializing in originating, trading, and selling California municipal bonds. In addition, the Company provides investment banking and advisory services to corporations and other entities, with an emphasis on corporate valuations and fairness opinions. Sutter's principal office is located in San Francisco, California and maintains an office in New York City. The New York office specializes in litigation support, valuations, and the origination of municipal bonds. The Company became a registered member of the National Association of Securities Dealers, Inc. (NASD) on December 7, 1992. The Company is also a member of the Municipal Securities Rulemaking Board and the Securities Investor Protection Corporation.

On July 1, 2003 the Company commenced operations of a wholly owned subsidiary, Sutter Securities Group, Inc. The wholly owned subsidiary provides services to corporations and other entities with respect to valuations and litigation support.

The consolidated financial statements include Sutter Securities Group, Inc., a wholly owned subsidiary of Sutter Securities Incorporated. All significant intercompany balances and transactions are eliminated.

All trades are cleared through other brokers on a fully disclosed basis. In addition to executing fixed income securities trades as principal, the Company also executes equity trades on an agency basis.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash held at the bank and in money market funds.

Furniture and Equipment

Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets over three to five years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Revenue Recognition

Securities transactions and the related revenues and expenses thereon, are recorded on a trade date basis. Underwriting fees are recorded when the underwriting is sold and the income is reasonably determinable. Other consulting fees are recorded when earned. Principal transactions represent markups on riskless principal transactions.

Continued

2. **Summary of Significant Accounting Policies**, continued

Deferred Income Taxes

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. The amount represents the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are covered or settled.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. **Receivables from Clearing Brokers and Dealers**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The clearing broker is nationally recognized and is a member of the major exchanges.

The receivables from brokers and dealers arise in the normal course of business from the settlement of securities transactions.

4. **Investment**

The Company has investments of 5,200 shares of NASDAQ common stock and a warrant to purchase 1,200 shares of NASDAQ common stock. The investments held are classified as available for sale and are recorded at the lower of cost or market. Unrealized gain is included in other comprehensive income. The total investment at June 30, 2005 was $98,372.

5. **Furniture and Equipment**

Furniture and equipment as of June 30, 2005 consisted of the following:

Furniture and fixtures	$ 4,252
Office equipment	21,226
Computer equipment	84,039
	109,517
Less accumulated depreciation	105,944
	$ 3,573

Depreciation expense for the year ended June 30, 2005 was $5,674.

Continued

6. Income Taxes

The income tax provision/(benefit) consists of the following:

Current:	
Federal	$ (3,795)
State	5,509
	1,714
Deferred:	
Federal	4,950
State	(3,000)
	1950
Total income tax provision	$ 3,664

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had a net deferred tax liability at June 30, 2005 of $1,000, which is net of $5,000 of deferred tax liability included in accounts payable and accrued expenses.

The effective income tax rate differs from the amount computed by applying the Federal statutory rate of 34% due primarily to state income taxes and certain permanent items such as disallowed meals and entertainment expenses.

7. Regulatory Requirements

The Company, as a registered broker/dealer, is subject to the Uniform Net Capital Rule (rule 15c3-1) pursuant to the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission and the NASD, which requires the maintenance of minimum net capital.

Under this rule, the Company is required to maintain "minimum net capital" equivalent to the greater of $100,000 or 6.67% of aggregate indebtedness, as defined.

At June 30, 2005, the Company had net capital of $497,193, which was $397,193 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 1.18 to 1.

8. Commitments

The Company leases office space under an operating lease that expires March 31, 2009 for the San Francisco office. In addition, the lease requires the Company to pay escalation rentals for certain operating expenses and real estate taxes. On July 1, 2000, the Company subleased office space in New York City. The lease is month-to-month and may be ended by either party on one month's notice in writing. In addition, the lease requires the Company to pay 15% of the electric bill and separate bills for other operating expenses.

Continued

8. **Commitments**, continued

In April 29, 2004, the Company entered into a new office lease agreement in San Francisco and the term of the lease commenced on July 15, 2004. The minimum future rental payments for the San Francisco office are $645,178.

Minimum future rental payments under the leases are summarized as follows:

Year ending June 30:	
2006	$ 172,050
2007	172,050
2008	172,050
2009	129,038
	$ 645,178

Rent expense was $195,983 for the year ended June 30, 2005.

In the normal course of business, the Company enters into underwriting commitments. The Company had no open transactions relating to such underwriting commitments at June 30, 2005.

9. **Concentration of Credit Risk**

Cash

The Company maintains cash balances primarily in money market funds. Such balances are not insured, but are invested in securities of the U. S. government, its agencies, authorities, and instrumentalities, obligations of U. S. banks, commercial paper, and other short-term obligations of U. S. companies, states, municipalities, and other entities, and repurchase agreements. At June 30, 2005, the Company's uninsured cash balances totaled $584,354.

10. **Off-Balance Sheet Risk**

In the normal course of business, the Company is involved in the execution and settlement of various principal securities transactions. Principal securities transactions are subject to the risk of counter-party nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. The Company has never had a failure by a counter-party to complete a transaction.

The Company has contractual commitments arising in the ordinary course of business for securities transactions on a when-issued basis. These financial instruments contain varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of the contract amount. There were no off-balance sheet commitments connected with the above-described transactions at June 30, 2005.

6. Income Taxes

The income tax provision/(benefit) consists of the following:

Current:	
Federal	$ (3,795)
State	5,509
	1,714
Deferred:	
Federal	4,950
State	(3,000)
	1950
Total income tax provision	$ 3,664

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had a net deferred tax liability at June 30, 2005 of $1,000, which is net of $5,000 of deferred tax liability included in accounts payable and accrued expenses.

The effective income tax rate differs from the amount computed by applying the Federal statutory rate of 34% due primarily to state income taxes and certain permanent items such as disallowed meals and entertainment expenses.

7. Regulatory Requirements

The Company, as a registered broker/dealer, is subject to the Uniform Net Capital Rule (rule 15c3-1) pursuant to the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission and the NASD, which requires the maintenance of minimum net capital.

Under this rule, the Company is required to maintain "minimum net capital" equivalent to the greater of $100,000 or 6.67% of aggregate indebtedness, as defined.

At June 30, 2005, the Company had net capital of $497,193, which was $397,193 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 1.18 to 1.

8. Commitments

The Company leases office space under an operating lease that expires March 31, 2009 for the San Francisco office. In addition, the lease requires the Company to pay escalation rentals for certain operating expenses and real estate taxes. On July 1, 2000, the Company subleased office space in New York City. The lease is month-to-month and may be ended by either party on one month's notice in writing. In addition, the lease requires the Company to pay 15% of the electric bill and separate bills for other operating expenses.

Continued

8. **Commitments**, continued

In April 29, 2004, the Company entered into a new office lease agreement in San Francisco and the term of the lease commenced on July 15, 2004. The minimum future rental payments for the San Francisco office are $645,178.

Minimum future rental payments under the leases are summarized as follows:

Year ending June 30:	
2006	$ 172,050
2007	172,050
2008	172,050
2009	129,038
	$ 645,178

Rent expense was $195,983 for the year ended June 30, 2005.

In the normal course of business, the Company enters into underwriting commitments. The Company had no open transactions relating to such underwriting commitments at June 30, 2005.

9. **Concentration of Credit Risk**

Cash

The Company maintains cash balances primarily in money market funds. Such balances are not insured, but are invested in securities of the U. S. government, its agencies, authorities, and instrumentalities, obligations of U. S. banks, commercial paper, and other short-term obligations of U. S. companies, states, municipalities, and other entities, and repurchase agreements. At June 30, 2005, the Company's uninsured cash balances totaled $584,354.

10. **Off-Balance Sheet Risk**

In the normal course of business, the Company is involved in the execution and settlement of various principal securities transactions. Principal securities transactions are subject to the risk of counter-party nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. The Company has never had a failure by a counter-party to complete a transaction.

The Company has contractual commitments arising in the ordinary course of business for securities transactions on a when-issued basis. These financial instruments contain varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of the contract amount. There were no off-balance sheet commitments connected with the above-described transactions at June 30, 2005.

ADDITIONAL REPORT

BPM®

BURR, PILGER & MAYER LLP

Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Sutter Securities Incorporated

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Sutter Securities Incorporated (the Company), for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

600 CALIFORNIA STREET, SUITE 1300 ■ SAN FRANCISCO, CA 94108 ■ TEL: 415 421-5757 ■ FAX: 415 288-6288 ■ WWW.BPMLLP.COM

MEMBER OF CPA ASSOCIATES INTERNATIONAL, INC.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr, Pilger & Mayer, LLP

San Francisco, California
August 23, 2005